Exhibit 99.4
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
Angola’s Deep Offshore BBLT Comes on Stream
Paris, January 26, 2006 — Total announces that the Belize field, part of Angola’s deep offshore BBLT (Benguela-Belize-Lobito-Tomboco) Development, has been brought on stream in Block 14.
Total has a 20% interest in BBLT, alongside Chevron (operator), Sonangol, Eni and GALP.
Located 80 kilometers offshore in nearly 400 meters of water, the BBLT Development, including the first phase of the Belize and Benguela fields, comprises an integrated drilling and production platform hub facility, supported by a Compliant Piled Tower (CPT), with tieback to the Lobito-Tomboco subsea wells. BBLT’s combined production is forecast to peak at 200,000 barrels per day.
Total is a leading operator in the fast-growing Angolan oil industry. The Group is forecasting a significant increase in its production, thanks to the ramping up of output from Block 17 — where current production of more than 240,000 barrels per day from Girassol and Jasmim is expected to double when Dalia is brought on stream in 2006 — and the potential of the very deep offshore Block 32, in which four discoveries have already been made.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com